SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*
                                             ---

                             20th Century Industries
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   901272 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 9, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP NO. 901272 20 3
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American International Group, Inc.
     IRS No. 13-2592361
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     36,754,369
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               36,754,369
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     36,754,369
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 901272 20 3
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Assurance Company
     IRS No. 13-5124990
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     9,322,713
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               9,322,713
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     9,322,713
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IC, CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 901272 20 3
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Commerce & Industry Insurance Company
     IRS No. 31-1938623
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     5,414,828
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               5,414,828
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     5,414,828
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IC, CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 901272 20 3
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     New Hampshire Insurance Company
     IRS No. 02-0172170
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of Pennsylvania
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     5,414,828
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               5,414,828
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     5,414,828
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IC, CO
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 901272 20 3
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     National Union Fire Insurance Company of Pittsburgh, Pa.
     IRS No. 25-0687550
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in the State of Pennsylvania
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     16,602,000
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               16,602,000
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,602,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IC, CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement amends the statement on Schedule 13D dated December 16, 1994, as amended by Amendment No. 1 to Schedule 13D dated March 23, 1995 ("Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills, California 91367.

         Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed in the Schedule 13D.

         On January 9, 1998, the Board of Directors of the Company resolved that Salomon Smith Barney be authorized to explore the feasibility of strategic alternatives that may be available to the Company to protect and enhance shareholder value, including, without limitation, a business combination with AIG or other third parties. Mr. Robert Sandler, one of AIG's two representatives serving on the Company's Board of Directors, abstained from voting with respect to such resolution, and Mr. Howard Smith, AIG's other representative, was absent from the meeting. However, Mr. Sandler communicated to the Board of Directors that, while AIG would be willing to discuss the possibility of its acquiring the Company, AIG was not currently interested in selling its interests in the Company, or in a sale of the Company, to a third party. In response to prior inquiries of the Company's Board of Directors, AIG and the Company have from time to time discussed the Company's and AIG's relationship, including the possible acquisition of the Company by AIG, and such discussions may occur hereafter.

         AIG from time to time may acquire additional shares of Common Stock, including in such amounts that AIG may obtain ownership of more than 50% of the outstanding shares of Common Stock and thereby control the Company. Such acquisitions may be accomplished through one or more of the following methods: purchases of shares of Common Stock in the open market (on the New York Stock Exchange ("NYSE") or other exchanges or over-the-counter), in privately negotiated transactions or in other secondary transactions, including tender offers ("Secondary Market Purchases"); conversions of the Series A Preferred Stock into Common Stock; exercises of the Series A Warrants to obtain Common Stock; and a negotiated agreement with the Company to acquire all of the outstanding shares of Common Stock, by merger or otherwise. Any such purchases, conversions, exercises or negotiated agreement will depend upon AIG's evaluation at such time of the Company's operating results and prospects, the market price for the Common Stock, the purchase price applicable to such a negotiated agreement or Secondary Market Purchases and other factors, and there can be no assurance that any such purchase, conversion, exercise or agreement will occur or, if they occur, the timing or extent thereof. The Transfer Restrictions in the Company's Restated Articles of Incorporation generally restrict Secondary Market Purchases and exercises of Warrants prior to February 16, 1998, subject to various exceptions contained therein.

         AIG would file notification(s) under the Hart-Scott-Rodino Antitrust Improvements Act in order to permit the foregoing to the extent necessary. AIG would make any negotiated acquisition of the Company or Secondary Market Purchases itself.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) through (c). This statement is filed by AIG, on behalf of itself and the AIG Subs.

         AIG is a holding company which through its subsidiaries is primarily engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad. AIG's primary activities through its subsidiaries include both general and life insurance operations. Each of the AIG Subs is a multiple line insurance company which writes substantially all lines of property and casualty insurance in all states of the United States and abroad. The principal executive offices of AIG and each of the AIG Subs are located at 70 Pine Street, New York, New York 10270.

         A list of the directors and executive officers ("Covered Persons") of AIG, American Home, Commerce & Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, their business addresses and principal occupations is attached hereto as Exhibit A. Each of the Covered Persons is a citizen of the United States, except Messrs. Johnson, Manton, Milton, Sullivan and Tse, who are British subjects, Messrs. Cohen and McMillan, who are Canadian citizens, and Mr. Sakai, who is a Japanese citizen.

         (d) and (e). During the last five years, none of AIG, SICO, The Starr Foundation, Starr, American Home, Commerce & Industry, National Union and New Hampshire, or any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) If executed on the NYSE or other exchanges or in the over-the-counter market, the purchase prices for Secondary Market Purchases will be market prices when executed. With respect to any privately negotiated transactions, the purchase price and form of consideration will be as negotiated between AIG and the Company or, if applicable, the seller. With respect to any tender offers, the purchase price will be as specified in the tender offer materials.

         AIG would pay cash for Secondary Market Purchases. The aggregate amount of funds necessary to effectuate Secondary Market Purchases is not determinable, as it is dependent upon (i) the purchase prices discussed above and (ii) the number of shares of Common Stock purchased. AIG would obtain funding for any Secondary Market Purchases internally from working capital or, if external funding were used, from the capital markets in the form of commercial paper or medium term notes.

         In the case of conversion of the Series A Preferred Stock, the consideration for the shares of Common Stock obtained by AIG would be the Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 88.26 shares of Common Stock (equivalent to a conversion price of $11.33 per share). In the case of exercise of the Series A Warrants, the cash consideration to the Company would be $9.10 per share or, assuming full exercise of the Series A Warrants, $145.6 million. The aggregate consideration for the Common Stock underlying the Series A Warrants may be obtained internally from working capital or from external funding as indicated above with respect to Secondary Market Purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a). See discussion in Item 1.

         (b) through (j). AIG currently has no plans or proposals to change the present Board of Directors or management of the Company or to change the Company's dividend policy, capitalization, certificate of incorporation or by-laws; however, AIG may from time to time reevaluate the desirability of proposing changes to the composition of the Company's Board of Directors to increase AIG's representation thereon. AIG currently has no plans or proposals with respect to a reorganization, liquidation, sale of material assets or similar transaction involving the Company. See Item 1 for discussion concerning the possibility of AIG's acquisition of the Company by merger or otherwise. AIG believes that any Secondary Market Purchases it may make of the Company's Common Stock will not result in delisting of the shares of Common Stock from the New York Stock Exchange.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a). Each AIG Sub's current ownership
interests in the Company and the Common Stock are as shown in the following table:

                                               Number of
                                               Shares of
                                               Common Stock      Percentage of
                                               Obtainable        Fully Diluted
   AIG Sub                                     Upon              Shares of
(and state                                     Conversion/       Common Stock
 of domicile)         Number of Shares         Exercise          Outstanding (1)
 ------------         ----------------         ------------      ---------------
American Home         102,250 shares of
Assurance Company     Series A                 9,024,713         10.32%
(New York)            Preferred Stock(2)

                      298,000 shares of          298,000          0.34
                      Common Stock(4)
Commerce &            61,350 shares of
Industry Insurance    Series A                 5,414,828          6.19
Company               Preferred Stock(2)
(New York)
New Hampshire         61,350 shares of         5,414,828          6.19
Insurance Company     Series A
(Pennsylvania)        Preferred Stock(2)
National Union        16 Million Series
Fire Insurance        A Warrants(3)            16,000,000        18.29
Company of
Pittsburgh, Pa.       602,000 shares(5)
(Pennsylvania)        of Common Stock             602,000         0.69
                                               ----------     --------
                     Total Common Shares       36,754,369        42.02

-------------

(1) Based on the number of shares of Common Stock outstanding as of October 23, 1997 (51,629,861 shares) as reported by the Company in its Quarterly Report on Form 10-Q for the nine months ended September 30, 1997, as adjusted to give effect to the issuance of shares of Common Stock issuable on full conversion of the 224,950 shares of Series A Preferred Stock and on full exercise of the 16 million Series A Warrants.

(2) The aggregate number of shares of Series A Preferred Stock owned by the AIG Subs is 224,950, representing 200,000 shares purchased at the time of the initial investment in December 1994, 20,000 shares purchased in March 1995 when the Investment Agreement was amended and 4,950 shares issued as a pay-in-kind dividend by the Company in 1995. To date, the AIG Subs have not converted any shares of Series A Preferred Stock. The aggregate number of shares of Common Stock obtainable upon full conversion is 19,854,369 (or 22.69% of fully converted shares).

(3) The 16 million Series A Warrants were purchased at the time of the initial investment in December 1994 and to date the AIG Subs have not exercised any Series A Warrants.

(4)  Purchased prior to November, 1991.

(5)  Purchased prior to June, 1994.

         (b) AIG and each AIG Sub share voting and dispositive power as to the securities owned by such AIG Sub.

         (c). AIG, American Home, Commerce and Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days.

         (d) and (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS & RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Contracts, arrangements, understandings and relationships with respect to the securities of the Company consist of the Investment Agreement, the Series A Warrant, the Certificate of Determination, the Certificate of Amendment, the By-Laws, the Quota Share Agreements and the Registration Rights Agreement and the Amendment, each of which was attached as an exhibit to the Schedule 13D. All of such contracts, arrangements, understandings and relationships are incorporated herein in their entirety by reference.

         In addition, Section 5.2 of the Investment Agree ment provided that AIG and the Company would enter into one or more joint ventures in the form of a separate subsidiary or subsidiaries to engage in the Company's business outside of California. The Company and AIG established one such venture in Arizona, 20th Century Insurance Company of Arizona. AIG understands that in 1997 the Company decided to proceed to engage in business outside California without AIG as a partner.

         As of February 15, 1997, the Company began offering renewal of policies for 68,000 homeowner insurance customers. The Company is complying with California's requirement to offer earthquake coverage to those customers through a separate residential earthquake insurance policy underwritten and issued by American Home Assurance Company, one of the AIG Subs.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (A) List of Covered Persons

     (B) Exhibits A through F and H to the Schedule 13D dated December 16, 1994 previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company") are incorporated herein by reference.

     (C) Exhibit A to Amendment No. 1 to Schedule 13D dated March 23, 1995 previously filed by AIG relating to the Common Stock of the Company is incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1998

                                    AMERICAN INTERNATIONAL GROUP, INC.

                                    By:______________________



                                    AMERICAN HOME ASSURANCE COMPANY

                                    By:_______________________



                                    COMMERCE AND INDUSTRY INSURANCE COMPANY

                                    By:_______________________



                                    NATIONAL UNION FIRE INSURANCE COMPANY
                                    OF PITTSBURGH, PA.

                                    By:_______________________



                                    NEW HAMPSHIRE INSURANCE COMPANY

                                    By:_______________________

                                  EXHIBIT INDEX
                                 --------------

     (A) List of Covered Persons

     (B) Exhibits A through F and H to the Schedule 13D dated December 16, 1994 previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company") are incorporated herein by reference.

     (C) Exhibit A to Amendment No. 1 to Schedule 13D dated March 23, 1995 previously filed by AIG relating to the Common Stock of the Company is incorporated herein by reference.